EXHIBIT 99.1

Acasti Completes PK IND Submission

LAVAL, Quebec, Nov. 11, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a subsidiary of Neptune Technologies & Bioressources Inc., announces that it has submitted an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) to initiate a Pharmacokinetic (PK) trial of CaPre® in the USA.

The proposed PK trial is the first step in the Corporation's U.S. clinical strategy to initiate PK and Phase III trials of CaPre® in the USA. It is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1, 2 and 4 grams of CaPre®.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com